Results of annual meeting of shareholders
The Annual Meeting of Shareholders of LMP Corporate Loan Fund Inc. was held on January 29, 2007, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

NOMINEE     PREFERRED	COMMON  SERIES A AND B
             SHARES 	SHARES	   TOTAL
Carol L. Colman
For 	   8,356,541 	3,280	  8,359,821
Withheld    357,844 	   15 	    357,859
R. Jay Gerken
For 	   8,367,567 	3,280 	  8,370,847
Withheld     346,818 	   15       346,833
Daniel P. Cronin
For 	   8,354,928 	3,280  	  8,358,208
Withheld   359,457 	   15 	    359,472
Leslie H. Gelb
For 	   8,340,416 	3,280 	  8,343,696
Withheld    373,969      15	    373,984
Riordan Roett
For 	      N/A 	3,280         3,280
Withheld      N/A 	   15            15
Jeswald W. Salacuse
For	    8,346,465 	3,280 	  8,349,745
Withheld      367,920	   15	    367,935